SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Myogen, Inc.
(Name of Subject Company)
Myogen, Inc.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
62856E 10 4
(CUSIP Number of Class of Securities)

Andrew D. Dickinson
Vice President and General Counsel
Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, Colorado 80021
(303) 410-6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Stephen Fraidin, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a joint press release of Gilead Sciences, Inc. (“Gilead”) and Myogen, Inc. (“Myogen”), dated October 2, 2006, announcing that Gilead and Myogen have signed a definitive agreement pursuant to which Gilead will acquire Myogen. This press release has been posted on Gilead’s website at www.gilead.com and on Myogen’s website at www.myogen.com.

GILEAD CONTACTS:	MYOGEN CONTACT:
Susan Hubbard, Investors	Derek Cole, Investors and Media
(650) 522-5715	(303) 464-3986
derek.cole@myogen.com
Erin Edgley, Media
(650) 522-5635
For Immediate Release
GILEAD SCIENCES TO ACQUIRE MYOGEN, INC. FOR $2.5 BILLION
- Provides Near-term Revenue Opportunity through Anticipated 2007 Product Launch of Ambrisentan -
- Leverages Gilead’s Expertise in Commercialization of Specialty Therapeutics -
- Complements Gilead’s Growing Platform in Pulmonology -
Foster City, California and Denver, Colorado, October 2, 2006 — Gilead Sciences, Inc. (Nasdaq: GILD) and Myogen, Inc. (Nasdaq: MYOG) announced today that the companies have signed a definitive agreement under which Gilead plans to acquire Myogen. The transaction has been structured as a two-step acquisition comprised of a cash tender offer for all of the outstanding Myogen common stock at $52.50 per share, followed by a cash merger in which Gilead would acquire any remaining outstanding Myogen common stock at $52.50 per share. Upon completion of the second-step merger, Myogen will become a wholly-owned subsidiary of Gilead. The value of the transaction is approximately $2.5 billion. The deal is expected to be dilutive to Gilead’s earnings in 2007 and 2008, neutral in 2009 and accretive in 2010 and beyond.
Myogen’s lead product candidate, ambrisentan for the potential treatment of pulmonary arterial hypertension (PAH), is an orally available endothelin receptor antagonist. Endothelin is a small peptide hormone that is believed to play a critical role in the regulation of blood flow and cell division. Elevated endothelin blood levels are associated with several cardiovascular disease conditions, including PAH. Gilead and Myogen believe data from two completed pivotal Phase III studies (ARIES 1&2) evaluating the safety and efficacy of the product as a potential treatment for PAH would support a New Drug Application (NDA). Myogen currently expects to file an NDA with the U.S. Food and Drug Administration as early as the fourth quarter of 2006. Ambrisentan has been granted orphan drug status for the potential treatment of PAH in both the United States and Europe. GlaxoSmithKline holds rights to the product outside the United States.
“Myogen represents a unique scientific and strategic fit with our company, bringing to Gilead a late-stage product candidate that addresses an area of significant unmet medical need and further enhances our growing focus on pulmonology, as initially established through our recent acquisition of Corus Pharma,” said John C. Martin, PhD, President and Chief Executive Officer, Gilead Sciences. “We are excited about the potential of ambrisentan, which we believe could have important clinical benefit over existing therapies for pulmonary arterial hypertension. We look forward to welcoming Myogen’s Colorado-based employees to the Gilead team. Working together, we plan to leverage both our development capabilities and experience delivering differentiated therapeutics to the medical community to make ambrisentan available for patients in need as quickly as possible.”
“We are proud to join with Gilead Sciences, one of the premier biopharmaceutical companies in the world, in advancing the care of patients suffering from life-threatening diseases,” said J. William Freytag, PhD, President and Chief Executive Officer, Myogen, Inc. “Myogen was founded 10 years ago with a vision of making important contributions to the treatment of cardiovascular disorders. Through the dedication and effort of our talented employees, we have made tremendous progress. Bringing Myogen and Gilead together will allow us to build on our progress to date and expand the resources committed to that vision.”

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA phone 650 574 3000 facsimile 650 578 9264	www.gilead.com
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October 2, 2006	Page 2
Myogen currently markets and distributes Flolan® (epoprostenol sodium) in the United States through an agreement with GlaxoSmithKline. Flolan was approved in 1995 and is indicated for the long-term intravenous treatment of primary pulmonary hypertension. Additionally, Myogen is exploring darusentan, an endothelin receptor antagonist, for the potential treatment of resistant hypertension. Myogen recently initiated a Phase III study of the product. Myogen also has a research collaboration with Novartis focused on the identification of disease-modifying drugs for the treatment of chronic heart failure and related cardiovascular disorders.
Terms of the Transaction
The tender offer is subject to various conditions, including the tender of at least a majority of the shares of Myogen common stock in the tender offer and the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The board of directors of Myogen has voted unanimously to recommend the tender offer and the merger to its stockholders. Gilead and Myogen expect the tender offer to close before the end of 2006. Lazard is acting as the exclusive financial advisor to Gilead in the transaction. Goldman, Sachs & Co. is acting as the exclusive financial advisor to Myogen.
Conference Call
Gilead will host a conference call today, October 2, 2006, at 8:30 a.m. Eastern Time, to discuss the proposed acquisition. To access the live call, please dial 1-800-659-1966 (U.S.) or 1-617-614-2711 (international). The conference passcode number is 71673061. Telephone replay is available approximately one hour after the call through 7:00 p.m. Eastern Time, October 5, 2006. To access, please call 1-888-286-8010 (U.S.) or 1-617-801-6888 (international). The conference passcode number for the replay is 64040396. The information provided on the teleconference is only accurate at the time of the conference call, and Gilead will take no responsibility for providing updated information.
About Gilead Sciences
Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Australia. For more information on Gilead Sciences, please visit the company’s website at www.gilead.com or call Gilead Public Affairs at 1-800-GILEAD-5 or 1-650-574-3000.
About Myogen
Myogen has two product candidates in late-stage clinical development: ambrisentan for the treatment of patients with pulmonary arterial hypertension (PAH) and darusentan for the treatment of patients with resistant hypertension. Myogen and GlaxoSmithKline have entered into a global PAH collaboration in which Myogen has marketing and distribution rights to GlaxoSmithKline’s Flolan® (epoprostenol sodium) for Injection in the United States and GlaxoSmithKline has licensed ambrisentan from Myogen for all territories outside of the United States, where Myogen retains exclusive rights. Myogen also conducts a target and drug discovery research program focused on the development of disease-modifying drugs for the treatment of chronic heart failure and related cardiovascular disorders. Please visit Myogen’s website at www.myogen.com.
Forward-Looking Statements
This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors including the risks to both companies that the acquisition of Myogen will not be consummated as the transaction is subject to certain closing conditions. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Gilead’s ability to successfully integrate the products and employees of Gilead and Myogen, and the ability of ambrisentan for pulmonary arterial hypertension to receive regulatory approvals or market acceptance. These risks, uncertainties and other factors, and the general risks associated with the respective businesses of Gilead and Myogen as described in the reports and other documents filed by each of them with the Securities and Exchange Commission, could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to Gilead and Myogen, and neither Gilead nor Myogen assumes any obligation to update any such forward-looking statements or other statements included in this press release.
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October 2, 2006	Page 3
Additional Information and Where to Find It
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Myogen. Myogen stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Gilead will file tender offer materials with the U.S. Securities and Exchange Commission, and Myogen will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Myogen at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Myogen file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Gilead or Myogen at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Gilead’s and Myogen’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.
Interests of Certain Persons in the Offer and the Merger
Gilead will be, and certain other persons may be, soliciting Myogen stockholders to tender their shares into the tender offer. The directors and executive officers of Gilead and the directors and executive officers of Myogen may be deemed to be participants in Gilead’s solicitation of Myogen’s stockholders to tender their shares into the tender offer.
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